Mail Stop 4720

December 7, 2009

Via U.S. Mail and Facsimile – (765)529-2232

John J. Letter
Chief Financial Officer
Ameriana Bancorp
2118 Bundy Ave.
New Castle, IN 47362

Re: Ameriana Bancorp
       Form 10-K for the period ended December 31, 2008
       Forms 10-Q for 2009
       File No. 0-18392

Dear Mr. Letter:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief